EXHIBIT 99.1

Blackstone Real Estate to Take Tricon Residential Private

Blackstone Remains Committed to Tricon’s Extensive Housing Development Platform, Including its Pipeline of $1 Billion of New Single-Family Homes in the U.S. and $2.5 Billion of New Apartments in Canada

Plans to Improve Quality of Existing U.S. Single-Family Homes through an Additional $1 Billion of Capital Projects

All financial and share price-related information is presented in U.S. dollars unless otherwise indicated.

NEW YORK & TORONTO – January 19, 2024 – Blackstone (NYSE: BX) and Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) today announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) under which Blackstone Real Estate Partners X together with Blackstone Real Estate Income Trust, Inc. (“BREIT”) will acquire all outstanding common shares of Tricon (“Common Shares”) for $11.25 (approximately C$15.17) per Common Share in cash (the “Transaction”). The Transaction price represents a premium of 30% to Tricon’s closing share price on the NYSE on January 18, 2024, the last trading day prior to the announcement of the Transaction, and a 42% premium to the volume weighted average share price on the NYSE over the previous 90 days, and equates to a $3.5 billion equity transaction value based on fully-diluted shares outstanding. BREIT will maintain its approximately 11% ownership stake post-closing.

Tricon provides quality rental homes and apartments in great neighborhoods, along with exceptional resident services through its tech-enabled operating platform and dedicated on-the-ground operating teams. Tricon serves communities in high-growth markets such as Atlanta, Charlotte, Dallas, Tampa and Phoenix as well as Toronto, Canada. In addition to managing a single-family rental housing portfolio, Tricon has a single-family rental development platform in the U.S. with approximately 2,500 houses under development, as well as numerous land development projects that can support the future development of nearly 21,000 single-family homes. The Company also has a Canadian multifamily development platform that is building approximately 5,500 market-rate and affordable multifamily rental apartments.

Under Blackstone’s ownership, the Company plans to complete its $1 billion development pipeline of new single-family rental homes in the U.S. and $2.5 billion of new apartments in Canada (together with its existing joint venture partners). The Company will also continue to enhance the quality of existing single-family homes in the U.S. through an additional $1 billion of planned capital projects over the next several years.

“We are proud of the significant and immediate value that this transaction will deliver to our shareholders, while allowing us to continue providing an exceptional rental experience for our residents. Blackstone shares our values and our unwavering commitment to resident satisfaction, and we look forward to benefitting from their expertise and capital as we partner in building thriving communities,” said Gary Berman, President & CEO of Tricon.

“Tricon provides access to high-quality housing, and we are fully committed to delivering an exceptional resident experience together,” said Nadeem Meghji, Global Co-Head of Blackstone

Real Estate. “We are excited that our capital will propel Tricon’s efforts to add much needed housing supply across the U.S. and in Toronto, Canada.”

The announcement of the Transaction follows the unanimous recommendation of a committee (the “Special Committee”) of independent members of Tricon’s board of directors (the “Board”). The Board, after receiving the unanimous recommendation of the Special Committee and in consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Tricon and fair to Tricon shareholders (other than Blackstone and its affiliates) and recommends that Tricon shareholders vote in favor of the Transaction.

“Following a thoughtful and comprehensive process, the Special Committee and Board concluded that the transaction with Blackstone is in the best interests of Tricon and its shareholders, and that the transaction price represents compelling and certain value for Tricon’s shares,” said Peter Sacks, Chair of the Special Committee and Independent Lead Director of Tricon.

Transaction Details

The Transaction is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). Completion of the Transaction, which is expected to occur in the second quarter of this year, is subject to customary closing conditions, including court approval, the approval of Tricon shareholders (as further described below) and regulatory approval under the Canadian Competition Act and Investment Canada Act.

As part of the Transaction, Tricon has agreed that its regular quarterly dividend during the pendency of the Transaction will not be declared and the Company’s dividend reinvestment plan will be suspended. If the Arrangement Agreement is terminated, Tricon intends to resume declaring and paying regular quarterly distributions and reinstate the dividend reinvestment plan.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation covenants from Tricon, subject to the ability of the Board to accept a superior proposal in certain circumstances, with a "right to match" in favour of Blackstone, and conditioned upon payment of a $122,750,000 termination fee to Blackstone, except that the termination fee will be reduced to $61,250,000 if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a superior proposal. In certain circumstances, Blackstone is required to pay a $526,000,000 reverse termination fee to Tricon upon the termination of the Arrangement Agreement.

Completion of the Transaction will be subject to various closing conditions, including the approval of at least (i) two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the special meeting of shareholders to be called to approve the Transaction (the “Special Meeting”), voting as a single class (each holder of Common Shares being entitled to one vote per Common Share) and (ii) the majority of the holders of Common Shares present in person or represented by proxy at the Special Meeting, excluding the votes of Blackstone and its affiliates, and any other shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in the context of a “business combination” as defined thereunder. Further details regarding the applicable voting requirements will be contained in a management information circular to be filed with applicable regulatory authorities and mailed to Tricon shareholders in connection with the Special Meeting to approve the Transaction.

Copies of the Arrangement Agreement and of the management information circular for the Special Meeting will be filed with Canadian securities regulators and will be available on the SEDAR+ profile of Tricon at www.sedarplus.ca. In addition, Tricon will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Transaction, which will include as an exhibit thereto the Arrangement Agreement and will be available at the SEC’s website www.sec.gov. All parties desiring details regarding the Transaction are urged to read those and other relevant materials when they become available.

In connection with the Transaction, Tricon will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRICON, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about Tricon, the Transaction and related matters, without charge from the SEC’s website (http://www.sec.gov).

BREIT, which made an initial $240 million exchangeable preferred equity investment in Tricon in 2020 and is maintaining its ownership stake, has entered into a support agreement whereby it has agreed to vote its Common Shares in favor of the Transaction.

Subject to and upon completion of the Transaction, the Common Shares will no longer be listed on the NYSE or TSX. Tricon will remain headquartered in Toronto, Ontario.

Formal Valuation and Fairness Opinions

In connection with its review of the Transaction, the Special Committee retained Scotia Capital Inc. (“Scotiabank”) as independent valuator and financial advisor to provide financial advice and prepare a formal valuation of the Common Shares (the “Formal Valuation”) as required under MI 61-101. Scotiabank concluded that, as of January 18, 2024, and subject to certain assumptions, limitations and qualifications, the fair market value of the Common Shares was in the range of $9.80 to $12.90 per Common Share. Scotiabank has also provided its oral opinion (to be subsequently confirmed by delivery of a written opinion) to the Special Committee that, as of January 18, 2024, and subject to certain assumptions, limitations and qualifications, the consideration to be received by the holders of the Common Shares (other than Blackstone and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to the holders of the Common Shares.

Advisors

Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as financial advisors to Tricon. Scotiabank is acting as independent financial advisor and independent valuator to the Special Committee.

Goodmans LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal counsel to Tricon in connection with the Transaction and Osler, Hoskin & Harcourt LLP is acting as independent legal counsel to the Special Committee.

BofA Securities, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo are acting as Blackstone’s financial advisors and Simpson Thacher & Bartlett LLP and Davies Ward Phillips & Vineberg LLP are acting as legal counsel.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

About Blackstone

Blackstone is the world’s largest alternative asset manager. We seek to create positive economic impact and long-term value for our investors. We do this by relying on extraordinary people and flexible capital to help strengthen the companies we invest in. Our over $1 trillion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, infrastructure, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow @blackstone on LinkedIn, X (Twitter), and Instagram.

Additional Early Warning Disclosure

BREIT currently indirectly owns 6,815,242 Common Shares and 240,000 preferred units of Tricon PIPE LLC that are exchangeable into 28,235,294 Common Shares, representing approximately 11% of the outstanding Common Shares, assuming the conversion of all preferred units held by BREIT. Pursuant to the support agreement, BREIT has agreed to exchange at least 75% of its preferred units for Common Shares prior to the Special Meeting to vote on the Transaction and the balance of its preferred units prior to closing. Following the completion of the Transaction, funds affiliated with Blackstone Real Estate together with BREIT will own 100% of the outstanding Common Shares. Tricon intends to apply to cease to be a reporting issuer under applicable Canadian securities laws following the completion of the Transaction. An early warning report with additional information in respect of the foregoing matters will be filed and made available on SEDAR+ at www.sedarplus.ca under Tricon’s profile or may be obtained directly upon request by contacting the Blackstone contact person named below. The head office of Blackstone Real Estate and BREIT is located at 345 Park Avenue, New York, New York 10154. The head office of Tricon is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Email: IR@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Tricon Media Contact:

Tara Tucker

Senior Vice President, Corporate and Public Affairs

Email: mediarelations@triconresidential.com

Blackstone Media Contact:

Jillian Kary

212-583-5379

Jillian.Kary@Blackstone.com

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Forward-Looking Information

Certain statements contained in this news release may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the following: statements with respect to the expected completion of the Transaction and the timing thereof, the anticipated benefits to the shareholders of Tricon, satisfaction of the conditions to closing the Transaction, the holding of the Special Meeting, the suspension and resumption of quarterly distributions and the Company’s dividend reinvestment plan, and delisting of the Common Shares and ceasing to be a reporting issuer following closing of the Transaction.

Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions, including expectations and assumptions concerning receipt of required approvals and the satisfaction of other conditions to the completion of the Transaction, and that the Arrangement Agreement will not be amended or terminated. There can be no assurance that the proposed Transaction will be completed, or that it will be completed on the terms and conditions contemplated in the Arrangement Agreement. Accordingly, although the Company believes that the expectations and assumptions on which the forward-looking information contained in this news release is based are reasonable, undue reliance should not be placed on the forward-looking information because Tricon can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction as contained in the Arrangement Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; material adverse changes in the business or affairs of Tricon; Tricon’s ability to obtain the necessary Tricon shareholder approval (including the “minority approval”); the parties’ ability to obtain requisite regulatory approvals; either party’s failure to consummate the Transaction when required or on the terms as originally negotiated; risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the possibility of unexpected costs and liabilities related to the Transaction; competitive factors in the industries in which Tricon operates; interest rates, currency exchange rates, prevailing economic conditions; and other factors, many of which are beyond the control of Tricon. Additional factors and risks which may affect Tricon, its business and the achievement of the forward-looking statements contained herein are described in Tricon’s annual information form and Tricon’s management’s and discussion and analysis for the year ended December 31, 2022 and in the other subsequent reports filed on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC as well as the Schedule 13E-3 and management information circular to be filed by Tricon.

The forward-looking information contained in this news release represents Tricon’s expectations as of the date hereof, and is subject to change after such date. Tricon disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

This press release also includes forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward -looking terminology such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or other similar words or the negatives thereof. These may include financial estimates and their underlying assumptions, statements about plans, objectives, intentions, and expectations with respect to positioning, including the impact of macroeconomic trends and market forces, future operations, repurchases, acquisitions, future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. Some of the factors that could cause actual results to differ materially are, among others, the timing and ability to consummate the pending transaction; the occurrence of any event, change or other circumstance that could delay the closing of the transaction, or result in the termination of the agreement for the transaction; and adverse effects on BREIT's common stock because of a failure to complete the transaction. Other factors include but are not limited to those described under the section entitled “Risk Factors” in BREIT's prospectus and annual report for the most recent fiscal year, and any such updated factors included in BREIT's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein (or in BREIT's public filings). Except as otherwise required by federal securities laws, BREIT undertakes no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future developments or otherwise.